

December 3, 2010

Via U.S. Mail & Facsimile (403) 699-5675

Mr. Kevin J. Reinhart
Executive Vice President and Chief Financial Officer
Nexen Inc.
801- 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

>   **Re: Nexen Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **Forms 10-Q for the Fiscal Quarters Ended June 30 and**
>   **September 30, 2010**
>   **Filed July 21, 2010 and November 3, 2010**
>   **File No. 1-6702**

Dear Mr. Reinhart:

We have reviewed your response letter filed September 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   We note your response to prior comments 1 and 2 from our letter dated September 2, 2010. Please confirm that you will include such information in future filings.

Risk Factors, page 40

Public Perception of Oil Sands Developments, page 46

2.   We note your response to prior comment 4 from our letter dated September 2, 2010 regarding "public perceptions" of oil sands development. We remind you of your need to address such matters when they are more than simply "public perceptions"

but may be factually based or otherwise may have a material impact on the company
or its operations.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723 if you have any questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director